2002-05-27 UIM

Administrative officer | Your reference

Unn Iren Moheim, +47 51 99 44 02

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

02034724

02 JUN -7

SUPPL

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period January 1 – March 31, 2002 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Unn Iren Moheim
Compliance Officer
uim@statoil.com

dlw 6/18

Enclosure
(Press releases and Annual report 2001)

Postal address	Office address	The Register of Business Enterprises	Telephone	Internet
N-4035 STAVANGER Norway	Forusbeen 50 Forus 4033 Stavanger	NO 923 609 016 VAT	+47 51 99 00 00 Telefax +47 51 99 00 50	www.statoil.com

NEWS AND THEMES
PRESS RELEASES

Support for amateur sports

3 January 2002: A collaboration agreement covering support for youth sport and sports clubs in Norway has been signed by Statoil with the Norwegian Olympic Committee and Confederation of Sports.

By providing 5000 free sports shirts, this deal will relieve many soccer, volleyball, handball, basketball and bandy teams for players aged 13-16 of the need to raise money for sports strip.

Teams affiliated to the sports confederation will be able to apply for an allocation of shirts.

"Sporting challenges are society's challenges," comments Elisabeth Berge, executive vice president for Corporate Communication at Statoil.

"Through this agreement, we want to show social responsibility by supporting sporting activities for youngsters."

"The deal will help to strengthen local involvement in sports, which includes good team spirit, a sense of community and tolerance among its basic values," says Kjell O Kran, president of the sports confederation.

The Norwegian Olympic Committee and Confederation of Sports is the country's largest organisation, with 1.8 million members.

Sport in Norway is based on voluntary efforts, with almost 700,000 people involved in such activities. In addition come contributions by parents.

Financial assistance is high on the list of priorities for Norway's sports clubs. Surveys show that their volunteers are more interested in helping the youngsters than fund-raising.

The sports shirts will carry the Statoil logo on the breast and are to be distributed twice a year, with the first allocation due in March. Applications must be in by 1 February and 15 June.

Application forms in Norwegian are available at www.statoil.com/sponsor, www.klubbenonline.no and at Statoil service stations in Norway.

Contact person: Elisabeth Berge, executive vice president for Corporate Communication at Statoil.
Telephone: +47 51 99 72 74, +47 90 13 29 36 (mobile)

Published 03.01.2002

Special items charged against results

(OSE:STL, NYSE: STO) Special items totalling NOK 700 million (USD 78 million) before tax and NOK 500 million (USD 55 million) after tax will be charged by Statoil against its results for the fourth quarter of 2001.

This amount comprises a gain of NOK 1.3 billion (USD 144 million) on the previously-announced sale of licence interests in Vietnam, and a write-down of NOK 2 billion (USD 222 million) on the LL 652 oil field in Venezuela.

The decision to write down Statoil's 27 per cent interest in the Venezuelan field, which is operated by ChevronTexaco, is based on new geological assessments after disappointing experience with water and gas injection.



LL 652 is located in Lake Maracaibo (Picture: Leif Berge)

For further information:

Mari Thjømøe, tel. +47 51997790/+47 90777824 (mobile)

Kai Nielsen, tel. +47 51991827/+47 97041332 (mobile)

Published 29.01.2002

Encouraging result for 2001

Statoil (OSE: STL, NYSE: STO) achieved a good result in 2001. Income before tax for 2001 totalled NOK 56.2 billion (USD 6.2 billion) as against NOK 60 billion (USD 6.8 billion) the year before. Net income came to NOK 17.2 billion (USD 1.9 billion), an increase of NOK 1.1 billion (USD 121 million) from 2000. The return on capital employed after tax amounted to 19.9 per cent (17.6 per cent after adjusting for special items) for 2001, as against 18.7 per cent the year before.

Financial statements and review - fourth quarter 2001
Presentation set
PDF-version (3,4 Mb)

Oil and gas production averaged 1 007 000 barrels of oil equivalents (boe) per day in 2001, as against 1 003 000 the year before. The daily average in the fourth quarter of 2001 was 1 091 000 boe. New fields on stream and high gas sales were the main reasons for the high level of production in this period.

The Statoil board has recommended to the annual general meeting that a dividend of NOK 2.85 (USD 0.32) per share be paid for 2001.

"These results are encouraging given that our markets have been substantially weaker over the past year, with lower oil prices and narrower refining margins," comments Statoil chief executive Olav Fjell. "They show that we again made substantial progress in 2001."

- The group was substantially strengthened by the acquisition of assets from the state's direct financial interest (SDFI) in Norwegian petroleum operations. Statoil's oil and gas reserves increased by 50 per cent.
- The successful stock market listing in June has given Statoil greater financial flexibility.
- The underlying profitability has been improved by meeting the target of reducing costs by NOK 4 billion since the improvement programme was adopted in 1999, and by strengthening the group's portfolio through a reduction of just over 20 per cent in capital employed up to 31 December.
- During 2001, Statoil sanctioned a number of major projects on the Norwegian continental shelf (NCS) and internationally. These will contribute to long-term growth and development. The group also concluded substantial new gas contracts, which strengthen its position in new and existing markets.

Net income for the fourth quarter of 2001 came to NOK 2.6 billion, while income before tax was NOK 8.8 billion. Adjusted for special items, net income came to NOK 3.1 billion as against NOK 4.7 billion in the same period of 2000. Earnings per share, adjusted for special items, came to NOK 1.43 (USD 0.16) as against NOK 2.39 (USD 0.27) for the fourth quarter of the year before.

"The decline in income for the fourth quarter largely reflects lower oil and gas prices, narrower refining margins and a weaker financial result," comments Mr Fjell. "But production set a new record."

The fourth-quarter results also include a gain of roughly NOK 900 million after tax relating to the sale of Statoil's operations in Vietnam, and a write-down of about NOK 1.4 billion after tax on the LL652 oil field in Venezuela.

Consolidated statement of income (USGAAP) - unaudited

4Q01	4Q00	NOK mill	2001	2000
62 196	66 971	**Operating income**	236 336	230 425
6 871	14 089	E&P Norway	40 697	46 715
(1 202)	(205)	International E&P	1 291	773
2 453	3 082	Natural Gas	9 629	7 893
1 244	1 408	Manufacturing & Marketing	4 480	4 559

107	(24)	Other	57	51
9 473	**18 350**	**Income before financial items, tax and minority interests**	**56 154**	**59 991**
(682)	385	Net financial items	65	(2 898)
8 791	**18 735**	**Income before tax and minority interests**	**56 219**	**57 093**
(6 078)	(13 764)	Tax	(38 486)	(40 456)
(108)	252	Minority interests	(488)	(484)
2 605	**4 719**	**Net income**	**17 245**	**16 153**

Key figures

4Q01	**4Q00**		**2001**	**2000**
1.20	2.39	Earnings per share (NOK/share)	8.31	8.18
1.43	2.39	Earnings per share adjusted for special items (NOK/share)	7.32	8.18
2 164 585 600	1 975 885 600	Weighted average number of ordinary issues shares	2 076 180 942	1 975 885 600
-	-	Return on capital employed, adjusted for special items	17.6%	18.7%
0.7	-	Special items before tax (NOK billion)	(2.3)	-
0.5	-	Special items after tax (NOK billion)	(2.1)	-

An active 2001 – lower finding and development costs

A number of new fields came on stream in 2001, including Glitne, Huldra, the Gullfaks satellites and Snorre North on the NCS and Girassol off Angola. Statoil is currently involved in 11 fields under development off Norway and internationally.

Finding and development costs for the group came to USD 4.6 per boe in 2001, as against USD 11.8 the year before. Production costs per boe declined from USD 3.1 in 2000 to USD 2.9.

Statoil's proven oil and gas reserves totalled 4 277 million boe at 31 December 2001. This represents a decline of 40 million boe over the year.

At 89 per cent, the reserve replacement rate for 2001 was influenced by the sale of assets on the NCS and in Vietnam. Adjusted for these disposals, reserve replacement came to 112 per cent.

"We're prioritising efforts to improve our reserve replacement rate by maturing proven discoveries and by increasing our commitment to exploration," says Mr Fjell.

Activity was also high in the gas sector. Statoil concluded new sales contracts in the UK, Poland, the USA and Spain during 2001, and began deliveries to Italy. A marketing company was established in Turkey together with KOC.

"We occupy a strong position in an expanding European gas market, and we'll be continuing to exploit that in coming years," observes Mr Fjell. "And the Snøhvit project in the Barents Sea means that we'll also be a player in the global market for liquefied natural gas, which is growing fast as well."

Within manufacturing and marketing, oil trading in particular achieved a substantial improvement. Statoil traded an average of 2.2 million barrels of oil per day in 2001. This included its own production, crude sold on behalf of the state and trade with purchased oil.

The group again achieved a satisfactory refining result in 2001, even though it was weakened somewhat by lower margins. Retailing yielded better results than 2000, thanks to a combination of better margins and reduced cost. At 31 December, Statoil had 21 new automated petrol stations in operation under its 1-2-3 brand. Development of the new station network will strengthen the group's competitiveness and help it to maintain market share.

Results from the methanol business were the best since the manufacturing plant at Tjeldbergodden became operational in 1997. Production was high and stable.

Improved safety results

Statoil stepped up its efforts during 2001 to prevent harm to people and the environment. After several years of stagnation, safety results improved substantially. However, two fatalities were suffered by contractors working for the Statoil group. Both have been thoroughly investigated, and measures which could help to prevent similar accidents adopted.

The total recordable injury frequency, which measures injuries per million working hours, declined from 10.1 in 2000 to 6.7. This is the lowest level in Statoil's history.

Sickness absence remained low, and was further reduced from 3.5 per cent in 2000 to 3.4 per cent. An improvement was also seen for incidents with a high loss potential, from 4.3 to 4.1.

"We will continue to keep a close eye on developments in the safety area," says Mr Fjell. "Work to reinforce our safety culture and the role of managers is very important in that context. "We also place great emphasis on cooperation with other companies, the unions and the Norwegian Petroleum Directorate."

More about the results for 2001

Income before financial items came to NOK 56.2 billion. Adjusted for special items, this figure amounted to NOK 53.9 billion as against NOK 60 billion in 2000.

This represents a decline of six per cent, which primarily reflects lower oil prices and narrower refining margins. These effects were offset to some extent by an increase in gas prices, higher oil sales and sales gains.

Adjusted for special items relating to the sale and write-down of assets, net income came to NOK 15.2 billion as against NOK 16.2 billion in 2000.

The return on capital employed in 2001 was 17.6 per cent, compared with 18.7 per cent in 2000 after adjusting for special items.

Tax expenses for 2001 totalled NOK 38.5 billion as against NOK 40.5 million the year before.

The price of Brent Blend reference crude fell by 14 per cent during 2001, from USD 28.5 (NOK 251) per barrel to USD 24.4 (NOK 220). Gas prices averaged NOK 1.22 per cubic metre, compared with NOK 0.99 the year before.

Investments totalled NOK 17.4 billion. The group's debt-equity ratio came to 39 per cent, and is regarded as satisfactory.

Business area results for the fourth quarter

Income before financial items for **Exploration & Production Norway** in the fourth quarter came to NOK 6.9 billion, compared with NOK 14.1 billion for the same period of 2000.

This decline primarily reflects lower oil prices, higher exploration costs and increased depreciation as a result of higher production and new fields on stream.

These effects have been partially offset by increased lifting of oil and higher gas prices, as well as reduced operating costs.

Adjusted for special items, **International Exploration & Production** recorded a loss of NOK 502 million before financial items for the fourth quarter. That compares with a loss of NOK 205 million

in the same period of 2000.

Income before financial items for **Natural Gas** in the fourth quarter totalled NOK 2.5 billion, as against NOK 3.1 billion for the same period of 2000.

This decline mainly reflects lower gas prices and a reduced contribution from Statpipe because Statoil's equity interest in this North Sea transport system was reduced.

Income before financial items for **Manufacturing & Marketing** in the fourth quarter came to NOK 1.2 billion, compared with NOK 1.4 billion in the same period of 2000.

This result was influenced by weak refinery margins and some decline in earnings at the Navion shipping subsidiary. Oil trading did better than in 4th quarter 2000, while results for retailing were on a par with the same period of last year.

For further information on results, see www.statoil.com

Consolidated balance sheet (USGAAP) - unaudited

NOK mill	31.12.2001	31.12.2000
Current assets	48 657	55 323
Non current assets	151 038	158 326
Total assets	**199 695**	**213 649**
Short term interest-bearing debt	6 613	2 785
Other short term liabilities	51 583	52 825
Long-term interest-bearing debt	35 182	34 197
Other liabilities	53 047	53 536
Equity and minority interests	53 270	70 306
Total equity and liabilities	**199 695**	**213 649**

Operational data

4Q01	4Q00		2001	2000
19.4	29.7	Oil price (USD per bbl Brent Blend)	24.4	28.5
8.90	9.26	Average NOK/USD exchange rate	8.99	8.81
172.8	274.7	Oil price (NOK per bbl Brent Blend)	219.7	251.1
1 091	1 069	Oil and gas production (thousand boe per day)	1 007	1 003
-	-	Proven oil and gas reserves mill boe	4 277	4 317
-	-	Reserve replacement rate (annual)	0.9	0.5
-	-	Reserve replacement rate (3-year average)	0.7	0.9
-	-	Production costs (USD/boe)	2.9	3.1
-	-	Finding and development costs (USD/boe, annual)	4.6	11.8
-	-	Finding and development costs (USD/boe, 3-year average	9.1	8.2

Further information from:
Public affairs
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70741 (mobile)
Investor relations Norway
Mari Thjømøe, +47 51 99 77 90 (Office), +47 907 77824 (mobile)
Investor relations USA
Thore E. Kristiansen, +1 203 978 6952 (office), +47 916 64659 (mobile)

Financial statements and review - fourth quarter 2001
Presentation set
PDF-version (3,4 Mb)

Published 19.02.2002